Exhibit 12

THOMAS & BETTS CORPORATION
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
	2011		2010		2009		2008		2007		2006
(In thousands)
Earnings from continuing operations before income taxes	$186,854		$185,340		$140,390		$418,199		$249,997		$222,063
Add:
Interest on indebtedness	25,512		36,545		35,347		47,011		33,311		29,227
Amortization of debt expense	770		1,037		973		1,070		796		704
Portion of rents representative of the interest factor	7,450		9,472		10,109		10,636		8,383		7,547
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(187)		(352)		(132)		(66)		427		(61)
Earnings (as defined)	$220,399		$232,042		$186,687		$476,850		$292,914		$259,480
Fixed charges:
Interest on indebtedness	$25,512		$36,545		$35,347		$47,011		$33,311		$29,227
Amortization of debt expense	770		1,037		973		1,070		796		704
Portion of rents representative of the interest factor	7,450		9,472		10,109		10,636		8,383		7,547
Total fixed charges	$33,732		$47,054		$46,429		$58,717		$42,490		$37,478
Ratio of earnings to fixed charges	6.5	x	4.9	x	4.0	x	8.1	x	6.9	x	6.9	x